NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

August 4, 2021

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Office of Energy & Transportation

RE:	PHP Ventures Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 27, 2021
File No. 333-256840
Ladies and Gentlemen:

On behalf of PHP Ventures Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No.2 to Registration Statement (“Amended Registration Statement”). This letter is being submitted together with an amendment (Amendment No. 3) to the Registration Statement, which has been revised to address the Staff’s comment.

Amendment No. 1 to Registration Statement on Form S-1

Oral comment conveyed by Karina Dorin on August 4, 2021 regarding inconsistencies in the disclosure on page 65 and page 142.

Response: We have made changes to make the disclosure consistent.

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Division of Corporation Finance

August 4, 2021

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures
cc:	(via e-mail)
PHP Ventures Acquisition Corp.
Marcus Choo Yeow Ngoh
EF Hutton Investment Banking Solutions